U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING

                                     (Check One):

       [ X ] Form 10-K  [  ] Form 11-K [  ] Form 20-F  Commission File Number:
       [   ] Form 10-Q and Form N-SAR                               333-51037
       For Period Ended: December 31, 1998
       [   ] Transition Report on Form 10-K
       [   ] Transition Report on Form 20-F
       [   ] Transition Report on Form 11-K
       [   ] Transition Report on Form 10-Q
       [   ] Transition Report on Form N-SAR
       For the Transition Period Ended:
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                    Read Attached Instruction Sheet Before Preparing Form.
               Please Print or Type.
                    Nothing in this form shall be construed to imply that
               the Commission has verified any information contained herein.


                    If the notification relates to a portion of the filing
               checked above, identify the item(s) to which the notification relates: Not Applicable

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                            PART I-REGISTRANT INFORMATION

               Full Name of Registrant:      ICG SERVICES, INC.
                                            ---------------------

               Former Name If Applicable:             N/A
                                                      ---

               161 Inverness Drive West, Englewood, CO  80112
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              Address of Principal Executive Office (Street and Number)

                           PART II-RULES 12B-25(B) AND (C)


          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               [   ] (c) The accountant's statement or other exhibit
          required by Rule 12b-25(c) has been attached if applicable.

                                  PART III-NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

               The registrant was formed to acquire NETCOM On-Line Communication Services, Inc. ("NETCOM"), which represented the major component of its operations, in a pooling of interests transaction completed in 1998. In the first quarter of 1999, the registrant sold all of the existing operations of NETCOM while retaining a portion of NETCOM's assets to be used in a new business. Accordingly, the nature of the registrant's business is currently undergoing significant changes, resulting in a delay in the completion of the report.

                                          (Attach Extra Sheets if Needed)

                              PART IV-OTHER INFORMATION

               (1) Name and telephone number of person to contact in regard to this notification

               Audrey A. Rohan             (212)              603-6781
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                   (Name)               (Area Code)    (Telephone Number)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [ X ] Yes  [   ]  No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [ X ]  Yes  [   ] No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  ICG SERVICES, INC.
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                     (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



          Date:  March 31, 1999      By:  /s/ H. Don Teague
                                        ------------------------------
                                        Name: H. Don Teague
                                        Title: Executive Vice President,
                                                General Counsel and
                                                Secretary

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                      ATTENTION
               Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.) 1001).
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

                                  ICG SERVICES, INC.

                              Attachment to Form 12b-25


          Part IV Item (3)

                    The registrant expects to report a net loss of approximately $79.9 million for the year ended December 31, 1998 compared to a net loss of approximately $33.1 million for the year ended December 31, 1997. This increase is due primarily to interest expense of approximately $45.5 million recorded in 1998, related to the registrant's senior discount notes issued during 1998.